EXHIBIT 99.10

CONSENT OF LARRY SMITH

TO BEING NAMED AS A QUALIFIED PERSON

March 31, 2008

I hereby consent to being named and identified as a “qualified person” in connection with the mineral reserve and mineral resource estimates in the Annual Information Form for the year ended December 31, 2007 (the “AIF”) and the annual report on Form 40-F of Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the information contained in the AIF and annual report on Form 40-F, into the Registration Statements on Form S-8 (Registration Statement Nos. 333-110208, 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) of Kinross Gold Corporation.

Sincerely,

/s/ Larry Smith
Larry Smith